 Exhibit 99.1

Gracell Biotechnologies Announces Shareholders’ Approval of Merger Agreement

SAN DIEGO and SUZHOU, China and SHANGHAI, China, Feb. 20, 2024 -- Gracell Biotechnologies Inc. (“Gracell” or the “Company”, NASDAQ: GRCL), a global clinical-stage biopharmaceutical company dedicated to developing innovative and highly efficacious cell therapies for the treatment of cancer and autoimmune disease, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held on February 19, 2024, the Company’s shareholders voted in favor of the proposal to approve and authorize the execution, delivery and performance by the Company of the previously announced Agreement and Plan of Merger, dated as of December 23, 2023 (the “Merger Agreement”), by and among the Company, AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), and Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), the Plan of Merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), and the other agreements or documents contemplated by the Merger Agreement or any document or instrument delivered in connection thereunder (the “Transaction Documents”) to which the Company is a party and the consummation of the transactions contemplated by the Merger Agreement (including the Merger) and the Contingent Value Rights Agreement, in the form attached as Exhibit B to the Merger Agreement, (collectively, the “Transactions”), upon the terms and subject to the conditions set forth therein. Pursuant to the Merger Agreement, in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands, Merger Sub will merge with and into the Company at the effective time of the Merger, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of the Parent (the “Merger”).

At least 458,283,333 of the Company’s total outstanding ordinary shares, par value of $0.0001 per share (“Ordinary Shares”), including Ordinary Shares represented by the Company’s American Depositary Shares (the “ADSs”), attended the EGM in person or by proxy. Each shareholder has one vote for each Ordinary Share. These shares represented approximately 94.8% of the total outstanding votes represented by the Company’s total Ordinary Shares outstanding at the close of business in the Cayman Islands on the record date of January 8, 2024. The Merger Agreement, the Plan of Merger and the Transactions, were approved by approximately 99.9% of the total votes cast at the EGM.

The Merger is expected to close on or around February 22, 2024, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If and when the Merger is completed, it would result in the Company becoming a private company and its ADSs would no longer be listed or traded on any stock exchange, including the Nasdaq Global Select Market, and the Company’s ADS program would be terminated.

About Gracell

Gracell is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies for the treatment of cancers and autoimmune diseases. Leveraging its innovative FasTCAR and TruUCAR technology platforms and SMART CART™ technology module, Gracell is developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates with the potential to overcome major industry challenges that persist with conventional CAR-T therapies, including lengthy manufacturing time, suboptimal cell quality, high therapy cost, and lack of effective CAR-T therapies for solid tumors and autoimmune diseases. The lead candidate BCMA/CD19 dual-targeting FasTCAR-T GC012F is currently being evaluated in clinical studies for the treatment of multiple myeloma, B-NHL and SLE. For more information on Gracell, please visit www.gracellbio.com. Follow @GracellBio on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Form 6-K contain “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about the beliefs and expectations and statements relating to the proposed Transactions and the expected timing for the completion thereof, are forward-looking statements. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the satisfaction of the conditions precedent to the consummation of the Transactions; the possibility that the milestone related to the contingent value right will not be achieved, even if the Transactions are consummated; unanticipated difficulties or expenditures relating to the Transactions; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company’s board of directors and executive officers and others following the announcement of the Transactions; disruptions of current plans and operations caused by the announcement of the Transactions; potential difficulties in employee retention due to the announcement of the Transactions; and other risks and uncertainties and the factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission (the “SEC”). Any forward-looking statements contained in this Form 6-K speak only as of the date hereof. Except as may be required by law, neither the Company nor Parent undertakes any duty to update these forward-looking statements.

Media contact

Marvin Tang
marvin.tang@gracellbio.com

Investor contact

Gracie Tong
gracie.tong@gracellbio.com